

April 13, 2012

<u>Via Email</u>
Joshua J. Widoff, Esq.
Executive Vice President, Secretary and General Counsel
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

   Re: Dividend Capital Total Realty Trust Inc.
     Schedule TO
     Filed April 6, 2012
     File No. 005-85609

Dear Mr. Widoff:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Summary Term Sheet, page 4

What liquidity options are available…, page 5

1. In discussing the alternative liquidity option associated with the potential proposed NAV Offering, please disclose the risk that any such program, if implemented, would be subject to additional limitations on the amount of securities that could be redeemed in a given period.

Will the company offer to purchase Shares in response to unsolicited tender offers in the future…, page 6

2.   Please provide context to this statement and disclose the last offer made by the company in an effort to deter an unsolicited offer, inclusive of the price offered by the Board in such prior offer.

3.   Further clarify that there can be no assurance that the Board will discern that a future offer is advisable and as such, there is a risk that future offers will not be made.

Introduction, page 9

4.   Clarify by reference disclosure in the Schedule 14D-9 or by including explanatory disclosure within the Offer to Purchase, the methodology of valuation assessments used by the Board in reaching its conclusion that the offer prices are less than the "current and potential long-term value of the Shares." Please refer also to Staff comments in the letter dated April 11, 2012 with respect to analogous claims in the Recommendation Statement.

Section 12. Conditions of this Offer…, page 26

5.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please clarify the condition related to MPF's amendment of the offer. Is the condition triggered if MPF amends the offer in any manner or are there certain types of amendments that will trigger the condition? Please revise or advise.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Robert H. Bergdolt, Esq.
                        DLA Piper LLP (US)